Exhibit 99.3

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended September 30, 2014

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s interim consolidated financial statements for the period ended September 30, 2014, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 16, 2013 to a short form base shelf prospectus dated April 16, 2013.

Effective August 1, 2013, the Company completed the sale of its U.S. annuities business and certain of its U.S. life insurance businesses (collectively, the “U.S. Annuity Business”). In the Company’s interim consolidated financial statements for the period ended September 30, 2014, the results of operations relating to the U.S. Annuity Business were described as “discontinued operation” and the remaining operations were described as “continuing operations” and the combined discontinued operation and continuing operations were described as “combined operations”. For additional information, see the Company’s interim consolidated financial statements and related MD&A for the period ended September 30, 2014.

Based on the result of the Company’s combined operations, for the 12 months ended September 30, 2014, the pro forma interest requirement on the Company’s outstanding indebtedness was $302,500,000 and the Company’s income before interest and income tax was $2,643,900,000, which is, 8.74 times the Company’s pro-forma interest requirements for that year.

Based on the result of the Company’s continuing operations for the 12 month ended September 30, 2014, the pro forma interest requirement on the Company’s outstanding indebtedness was $302,500,000 and the Company’s income before interest and income tax was $2,664,900,000, which is, 8.81 times the Company’s pro-forma interest requirements for that year.